File No. 70-9081

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                         AMENDMENT NO. 3
                             to the
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                 Entergy London Investments plc
                 (formerly Entergy Power UK plc)
                          Templar House
                       81-87 High Holborn
                     London WC1V 6NU England

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
(Name of top registered holding company parent of each applicant or declarant)
               ___________________________________

           Michael B. Bemis          William J. Regan, Jr.
           Executive Director        Vice President and Treasurer
           Entergy Power UK plc      Entergy Services, Inc.
           Templar House             639 Loyola Avenue
           81-87 High Holborn        New Orleans, LA 70113
           London WC1V 6NU England
           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

           Laurence M. Hamric, Esq.   William T. Baker, Jr.,Esq.
           Denise C. Redmann, Esq.    Kevin Stacey, Esq.
           Entergy Services, Inc.     Reid & Priest LLP
           639 Loyola Avenue          40 West 57th Street
           New Orleans, LA 70113      New York, NY  10019

 Item 6.  Exhibits and Financial Statements.

      The exhibits listed below have previously been filed with the Securities and Exchange Commission as the exhibits in the file number indicated and are incorporated herein by reference.


     (a) Exhibits:

           A-l   Proposed  form(s)  of  Subordinated  Debenture
                 Indenture (Exhibit 4.02 to File Nos. 333-33331 and 333-33331-01).

           A-2   Proposed  form(s)  of  Subordinated  Debenture
                 (Exhibit No. 4.10 to File Nos. 333-33331 and
                 333-33331-01).

           A-3   Withdrawn.

           A-4   Withdrawn.

           A-5   Proposed form(s) of Entity Agreement of
                 the Issuing Entity, including the proposed form(s) of Entity Interests (Exhibit Nos. 4.07 and 4.08 to File Nos. 333-33331 and 333-33331-01).

           A-6   Proposed form(s) of Guarantee (Exhibit
                 No. 4.09 to File Nos. 333-33331 and 333-33331-01).

           B-1   Proposed  form(s)  of  agreement  for
                 sale(s) of Entity Interests (Exhibit No. 1.01 to File No. 333-33331 and 333-33331-01).

           C-1   Registration  Statement  relating  to
                 Subordinated Securities and Entity Interests (File Nos. 333-33331 and 333-33331-01).

                           SIGNATURE


               Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                    ENTERGY LONDON INVESTMENTS PLC

                    By:   /s/ William J. Regan, Jr.
                             William J. Regan, Jr.
                                  Treasurer

Dated:  October 28, 1997